

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2020

Charlotte MacVane
General Counsel
Array Technologies, Inc.
3901 Midway Place NE
Albuquerque, New Mexico 87109

  Re: Array Technologies, Inc.
    Filed November 10, 2020
    CIK No. 1820721

Dear Ms. MacVane:

  This is to advise you that we do not intend to review your registration statement.

  We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing